EXHIBIT 1

Clinton Group Intends to Solicit Written Consent from Fellow Wet Seal Stockholders to Remove Board Members and Replace Them with New Directors

NEW YORK, August 22, 2012 /PRNewswire/ -- Clinton Group, Inc. ("Clinton Group") today announced that it intends to solicit fellow stockholders of The Wet Seal, Inc. (Nasdaq: WTSLA) ("Wet Seal" or the "Company") for their written consent to remove four members of the Board of Directors of the Company (the "Board") and to replace them and fill the one existing vacant position with independent professionals who will seek to maximize the value of the Company through improved merchandising and operations, an optimized capital structure and the pursuit of a strategic transaction. Clinton Group, together with its affiliates, owns more than 5% of the outstanding stock of the Company.

“This Board has failed shareholders,” said Joseph DePerio, Senior Portfolio Manager for Clinton Group. "After years of strategy shifts, personnel changes and financial and operational mismanagement, it is time for shareholders to put in place a Board that will work feverishly to fix the damage, repair the brand and earnestly consider the Company’s strategic alternatives. More of the same is simply not an option.”

The Clinton Group noted that the stock was down more than 40% over the last year and 75% in the last ten years.  After the Chairman of the Board described the Board's strategic plan for the business on the Comopany's quarterly earnings call last night, the stock today was down nearly 9% and closed near a three-year low. The current Directors have served for an average of more than seven years and have presided over three chief executives in just the last five years.

Clinton Group has identified five experienced professionals to replace the incumbent directors it seeks to remove and to fill the one existing vacancy. The Clinton Group’s nominees for the Board include four professionals that have served in senior executive roles of public companies (three of them as Chief Executive Officers) in the specialty retail apparel sector and an investment banker who built her own boutique firm focused on providing middle-market companies with capital structure and mergers and acquisitions advice. Collectively, the nominees have decades of successful operating experience in specialty retailing, both on the merchandising and operational ends of the business, plus strong acumen in financial management and strategic transactions.

"The Board’s recent actions to increase director pay and establish a poison pill further entrench this underperforming Board,” Mr. DePerio said. “With great enthusiasm, but dreadful financial results, the Board has ushered in one strategy and management change after another. As we see it, the only way to hire a talented Chief Executive and get the Company back on track, while fixing its balance sheet and contemplating all options for selling the business, is for shareholders to empanel a new Board, one comprised of professionals with directly relevant experience and a fresh perspective.”

The Clinton Group's independent nominees for the Company's Board, none of whom have or have had any financial or business ties with the Clinton Group, are:

Raphael Benaroya. Mr. Benaroya founded the United Retail Group, Inc., a multi-channel fashion retailer of women’s apparel and accessories in 1987. He served as a Chairman, CEO and President of the company, growing it to 550 stores in malls and shopping centers in 36 states, until it was sold to PPR, a French conglomerate owning Gucci, YSL and Botega, in 2007. From 1984 to 1989, he was President and CEO of the Sizes Unlimited and Lerner Woman Divisions of The Limited. Prior to The Limited, Mr. Benaroya held executive positions with General Mills (GMI) at their Minneapolis headquarters, following which he joined the management group of GMIs IZOD Lacoste division that led their explosive growth in the 1980s. He served as an Advisor to D.E. Shaw Co. from 2008 to 2010, and he oversaw private equity investments for FAO Schwartz from 2008 to 2009. He currently serves as the Executive Chairman of Kid Brands, the Chairman of Sense of Fashion and serves on the board of Aveta.

Dorrit M. Bern. Ms. Bern is the former Chairman of the Board, Chief Executive Officer and President of Charming Shoppes Inc., the second largest specialty retailer, specializing in women’s plus-size fashion. Ms. Bern formulated a new business strategy to save the company that was headed for bankruptcy prior to her arrival in 1995. From 1995 to 2008, she grew the corporation from a $1 billion single- channel, bricks and mortar retailer, to a $3 billion multi-channel corporation with e-commerce and catalog direct marketing.  Previously, Ms. Bern was Group Vice-President of women’s apparel and home fashions, authoring “The Softer Side of Sears” initiative, and became the first woman officer in Sears’ history. Ms. Bern served on the board of directors of Southern Company from 1999 to 2008, as Chairperson of Finance and a member of the Audit Committee; on the board of the Brunswick Corporation from 2000 to 2005 as a member of their Audit and Compensation Committees; on the board of directors of OfficeMax Inc. from 2006 to 2010 on their Audit and Executive Compensations Committees. She was a member of the advisory board for U.S. Foodservice, a division of Ahold Inc. Ms. Bern is a member of The Committee of 200, America’s Women Business Leaders. She was a Board Member of the National Retail Federation from 1996 to 2008. She was the Edward V. Fritsky Chair in Leadership at the University of Washington from 2009 to 2010, and currently serves on their Foster Business School board. She is a member of the Jay Baker Retail board at the Wharton Business School at the University of Pennsylvania, and also is an instructor at the Wharton Business School, teaching Continuing Board Education.

Lynda J. Davey. Ms. Davey has served as Chairman and Chief Executive Officer of Avalon Group Ltd, a boutique investment bank, and Avalon Securities Ltd, one of the few woman-owned FINRA and SEC registered broker dealers, since she co-founded the companies in 1992. She has broad expertise working with consumer product and retail companies, helping to strategically position them for success by focusing on balanced capitalization, developing strategic growth plans and optimally structuring transactions. Prior to Avalon, Ms. Davey worked at Salomon Brothers on public offerings, divestitures, acquisitions and private placements for clients in a variety of industries. She was also President of Tribeca Corp, a merchant bank with large equity investments in public consumer companies and private buyouts. Ms. Davey serves on the board and chairs the Audit Committee of the Girl Scouts Council of Greater New York.  From 1998 to 2011 she served on the Advisory Council of Wells Fargo’s Capital Finance Group and its predecessor entity, the Paragon Capital Retail Group. She was previously on the board of directors and head of the Audit Committee for ICTS International, an Amsterdam based public security firm, served as a board member of Tuffy Associates Corp., a private auto service franchiser, Jane Cosmetics and Textus, a private textile company, and was a founding member of the Advisory Board of FIT's Center for Design Innovation.

Mindy C. Meads. From 2007 to 2010, Ms. Meads was President and then Co-CEO of Aeropostale, Inc, where she reinvigorated the merchandise assortment, strengthened the fashion value equation and led the development and successful launch of “P.S.,” Aeropostale’s Kids Division. Under her leadership, Aeropostale became the fastest growing apparel company in the U.S., recognized in 2010 as one of The Fortune 100 Fastest Growing Companies expanding to more than 920 stores in 49 states, Puerto Rico and Canada. In her four years at Aeropostale, Meads drove a 50% increase in overall sales, including a 22% CAGR in e-commerce sales, and the achievement of a double digit operating margin, leading to an increase of more than 350% in net earnings per diluted share. A seasoned operating and merchandising executive, Meads served as CEO of Lands’ End from 2003 to 2005 where she successfully built the organization’s global brand around quality, value and service. During her tenure, revenues grew from $650 million to $2 billion resulting in a significant increase in EBITDA. The company expanded into Germany, Japan and the UK and became the #1 internet retail apparel site in the U.S. Meads earlier held a wide range of executive merchandising and operating positions at Lands’ End, Sears, Gymboree, The Limited and R.H. Macy’s, where she started her career. She is a former director of the Federal Reserve Board for the 7th District (Chicago). She currently serves on the board of directors of Mela Sciences, Inc, a publicly held biotech company and is a member of The Committee of 200, America’s Women Business Leaders.

John S. Mills. Mr. Mills has been President of SDE, a consulting firm that specializes in the retail sector, store operations and growth strategies, since 2006. From 2004 to 2006, he served as Chairman of the Board of G and G Stores Inc. From 2000 to 2004, Mr. Mills served as the President and Chief Operating Officer of Aeropostale Inc., where he was responsible for growing the company’s footprint to over 500 stores. Mr. Mills also served on the board of directors of Aeropostale Inc. from 1998 until 2004. He previously served as Executive Vice President -- Director of Operations of the company from 1998 to 2000. From 1994 to 1998, he held positions as Vice President of Operations and then Senior Vice President of Operations for Federated Specialty Stores. Before joining the specialty store division of R.H. Macy & Co. Inc. in 1988 as Vice President of Operations, Mr. Mills held various executive positions with the Bamberger's division of R.H. Macy & Co. Inc., Abraham & Strauss and M. Fortunoff's from 1969 to 1988. Mr. Mills has advised Cerberus Capital and Rosewood Capital and currently serves on the boards of directors of Marc Ecko Enterprises and VILLA, Inc.

Clinton Group, Inc. and certain of its affiliates, officers and employees intend to make a preliminary filing with the United States Securities and Exchange Commission ("SEC") of a consent solicitation statement to be used to solicit consents for the removal of some or all of the Directors from the Board and the election of new individuals to the Board.

This communication is not a solicitation of a written consent, which may be done only pursuant to a definitive written consent statement.

About Clinton Group, Inc.

Clinton Group, Inc. is a diversified asset management firm with approximately $2.7 billion in assets under management. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes. Clinton Group is a Registered Investment Advisor based in New York City.

CLINTON GROUP, INC., CLINTON SPOTLIGHT MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P. AND GEORGE HALL (COLLECTIVELY, “CLINTON”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD TO BE USED TO SOLICIT WRITTEN CONSENTS FROM THE STOCKHOLDERS OF THE WET SEAL, INC. IN CONNECTION WITH CLINTON’S INTENT TO TAKE CORPORATE ACTION BY WRITTEN CONSENT. ALL STOCKHOLDERS OF THE WET SEAL, INC. ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF WRITTEN CONSENTS BY CLINTON, RAPHAEL BENAROYA, DORRIT M. BERN, LYNDA J. DAVEY, MINDY C. MEADS AND JOHN S. MILLS (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE WET SEAL, INC., WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE CONSENT STATEMENT AND FORM OF WRITTEN CONSENT WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE WET SEAL, INC. AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, CLINTON WILL PROVIDE COPIES OF THE DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST.

CONTACT: Connie Laux, Clinton Group, Inc., +1-212-825-0400 or Bruce Goldfarb, Okapi Partners, LLC, +1-212-297-0720